

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

October 13, 2009

Ramon Perales
Chief Executive Officer
Nanotailor, Inc.
700 Lavaca, Suite 1400
Austin, Texas 78701

      Re: Items 4.01 and 4.02 Forms 8-K and 8-K/A
      Filed: September 23, 2009 and October 9, 2009
      File No. 0-53409

Dear Mr. Perales:

      We have completed our review of your Forms 8-K and 8-K/A and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733, Jeffrey Gordon. Staff Accountant, at (202) 551-3866, or in his absence, to the undersigned at (202) 551-3355.

                    Sincerely,

                    Terence O'Brien
                    Accounting Branch Chief